

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Michael Spellacy
Chief Executive Officer
Atlas Crest Investment Corp. II
399 Park Avenue, 5th Floor
New York, New York 10022

      Re: Atlas Crest Investment Corp. II
           Form 10-K for the Fiscal Year Ending December 31, 2021
           Filed March 18, 2022
           File No. 001-39999

Dear Michael Spellacy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction

cc: Chris Callesano